UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
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1.   Name and Address of Reporting Person*

    Burke                           Patrick                C
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   (Last)                           (First)             (Middle)

   1432 Clover Street
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                                    (Street)

   Rochester                        New York             14610
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   (City)                           (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Financial Institutions, Inc. - FISI
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

     April 1, 2003
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Senior Vice President

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7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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Common Stock                4/1/03                   J(1)            35,561       A      (1)      69,918           D
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Common Stock                1/8/03(2)                I         V        124(2)    A      23.20       419(2)        I      Held
                                                                                                                          under
                                                                                                                          401(k)
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(1)   Acquired as earn-out consideration pursuant to acquisition agreement.

(2) Acquired in 401(k) Plan. Includes 124 shares acquired in 401(k) Plan on 1/8/03, 1/14/03, 1/27/03, 2/11/03, 2/18/03, 2/24/03, 2/28/03.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

      Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Explanation of Responses:


  /s/ Sonia M. Dumbleton                                      April 2, 2003
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 Sonia M. Dumbleton for Patrick C Burke                             Date

*     If the form is filed by more than one reporting person, see instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                    AUTHORIZATION TO FILE SECTION 16 REPORTS

I hereby authorize and designate Ronald A. Miller, Sonia M. Dumbleton or Michael
D. Grover to execute and file or cause to be filed, on my behalf any Forms 3, 4 and 5, including any amendments thereto, that I may voluntarily or be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of, or transactions in, securities of Financial Institutions, Inc. This authority shall continue until I am no longer required to file such forms, or until sooner revoked by me in writing.

In witness whereof, I have executed this authorization this 4th day of December 2002.


                                                     /s/ Patrick C Burke
                                                ----------------------------
                                                       Patrick C Burke
                                                    Senior Vice President
                                                Financial Institutions, Inc.